UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Ampco-Pittsburgh Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037 10 3

(CUSIP Number)

Jennifer L. Gloff

Treasurer and Chief Financial Officer

The Louis Berkman Investment Company

600 Grant Street, Suite 3230

Pittsburgh, Pennsylvania 15219-2704

(412) 652-9480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037 10 3

1	NAMES OF REPORTING PERSONS: The Louis Berkman Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,644,615 (including Common Shares underlying the Warrants. See Item 5)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,644,615 (including Common Shares underlying the Warrants. See Item 5)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,644,615 (including Common Shares underlying the Warrants. See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 032037 10 3

This Amendment No. 6 to Schedule 13D (“Amendment”) amends and supplements, the Schedule 13D/A filed on September 22, 2020 by The Louis Berkman Investment Company, an Ohio corporation (“LBIC”), with respect to the Common Stock, par value $1.00 per share (“Common Shares”), of the Ampco-Pittsburgh Corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on July 5, 2007, Amendment No. 2 thereto filed on December 26, 2007, Amendment No. 3 thereto filed on February 2, 2009, Amendment No. 4 (the “Fourth Amendment”) thereto filed on April 10, 2018, and Amendment No. 5 (the “Fifth Amendment”) thereto filed on September 22, 2020. The purpose of Amendment No. 6 is solely to correct a clerical error in the Fifth Amendment related to the number of shares beneficially owned by the Reporting Person. Specifically, the Fifth Amendment inaccurately reported the aggregate number of shares beneficially owned by the Reporting Person as 3,644,616; the correct number of shares beneficially owned by the Reporting Person is 3,644,615. Of the 3,644,615 common shares reported as beneficially owned by the Reporting Person, 1,161,426 are pursuant to Warrants to purchase common shares held by the Reporting Person which are exercisable prior to their expiration on August 1, 2025. This Schedule 13D is hereby amended to correct such inaccuracy.

Item 2. Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:

This statement is being filed by LBIC, 600 Grant Street, Suite 3230, Pittsburgh, Pennsylvania 15219-2704. LBIC is hereinafter referred to as the “Reporting Person.” LBIC is an investment holding company incorporated in the state of Ohio.

The names, addresses and principal occupations of the directors and executive officers of LBIC are set forth in Appendix A attached hereto. Such information is incorporation herein by reference. All directors and executive officers of LBIC are citizens of the United States.

During the last five years, neither the Reporting Person nor any of the directors and executive officers of LBIC have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is hereby restated as follows:

This Amendment is being filed to report the purchase by LBIC of 2,601,762 units of the Issuer (“Units”) pursuant to subscription rights issued by the Issuer to holders of Common Shares as of August 17, 2020. Each Unit consists of 0.4464 Common Shares and a Series A warrant exercisable to acquire 0.4464 Common Shares at an exercise price of $2.5668 (or $5.75 per whole Common Share under the Series A warrants) (the “Warrants”).

Except as set forth herein, the Reporting Person filing this Amendment has no plans or proposals that relate to or would result in any of the actions or events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

To correct the clerical error discussed above, Item 5 of this Schedule 13D is hereby amended and supplemented as follows:

(a)–(b). The responses of the Reporting Person with respect to Rows 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D are incorporated herein by reference. Of the 3,644,615 common shares reported as beneficially owned by the Reporting Person, 1,161,426 are pursuant to Warrants to purchase common shares held by the Reporting Person which are exercisable prior to their expiration on August 1, 2025. See Item 4 above, which is incorporated herein by reference. Share percentage calculations in this Schedule are based on 19,093,782 Common Shares outstanding as of November 2, 2021 as reported in the Issuer’s Quarterly Report filed with the SEC on November 9, 2021, plus 1,161,426 Common Shares which will be receivable by the Reporting Person if and when it exercises all of the Warrants held by it. The 20,255,208 shares outstanding used to calculate the Reporting Person’s 18.0% ownership assumes no other shareholder exercises their Warrants.

As of the date of this report, Mr. Robert Paul, the Chairman of LBIC, beneficially owns 42,889 Common Shares of the Issuer (excluding Common Shares owned by LBIC). Mr. Robert Paul has sole voting and dispositive powers over these 42,889 Common Shares.

As of the date of this report, Mr. Laurence Paul, a Director and President of LBIC, beneficially owns 23,131 Common Shares of the Issuer (excluding Common Shares owned by LBIC). Mr. Laurence Paul has sole voting and dispositive powers over these 23,131 Common Shares.

As of the date of this report, Mr. Stephen Paul, a Director of the Issuer and a Director and President of LBIC, beneficially owns 62,384 Common Shares of the Issuer (excluding Common Shares owned by LBIC). Mr. Stephen Paul has sole voting and dispositive powers over these 62,384 Common Shares.

(c) Other than as described herein, there have been no other transactions in the Issuer’s securities by the Reporting Person during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2022

THE LOUIS BERKMAN INVESTMENT COMPANY

/s/ Jennifer L. Gloff
By: Jennifer L. Gloff
Its: Chief Financial Officer

APPENDIX A

Name and Business Address	Office	Present Principal Position
Laurence E. Paul 600 Grant St., Suite 3230 Pittsburgh, PA 15219	Director and President of The Louis Berkman Investment Company	Managing Principal of Laurel Crown Partners, 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024 (private investment company); Member of the Board of Directors of Ampco-Pittsburgh Corporation, 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106

Stephen E. Paul 600 Grant St., Suite 3230 Pittsburgh, PA 15219	Director and President of The Louis Berkman Investment Company	Managing Principal of Laurel Crown Partners, 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024 (private investment company); Member of the Board of Directors of Ampco-Pittsburgh Corporation, 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106

Jennifer L. Gloff 600 Grant St., Suite 3230 Pittsburgh, PA 15219	Chief Financial Officer and Treasurer of The Louis Berkman Investment Company	Same as office